Exhibit 21.1

SUBSIDIAIRES OF CONSUMER CAPITAL GROUP INC.

Subsidiaries	Place of Incorporation
Hong Kong Hansheng Limited 香港涵圣投资有限公司	Hong Kong, People's Republic of China
Jiangsu Aiwen Investment Co. Ltd. 江苏艾文投资有限公司	People's Republic of China
Jiangsu Wenhan Investment Co. Ltd. 江苏文涵投资有限公司	People's Republic of China
Wuxi Jincheng Curtain Wall Co. Ltd 无锡金城幕墙股份有限公司	People's Republic of China